UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García , Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Presentation that includes information of Cemex, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A. González Olivieri, CEMEX’s Chief Executive Officer, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

2.	Presentation that includes information of CEMEX’s business strategy and outlook discussed by Juan Pablo San Agustín, CEMEX’s Executive Vice President of Strategic Planning and New Business Development, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

3.	Presentation that includes information of CEMEX’s financial strategy discussed by José Antonio González Flores, CEMEX’s Executive Vice President of Finance and Chief Financial Officer, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

4.	Presentation that includes information of CEMEX’s business and operations in Mexico discussed by Juan Romero Torres, President of CEMEX Mexico, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

5.	Presentation that includes information of CEMEX’s business and operations in Asia, the Middle East and Africa discussed by Joaquín Miguel Estrada Suarez, President of CEMEX Asia, Middle East and Africa, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

6.	Presentation that includes information of CEMEX’s business and operations in Europe discussed by Jaime Gerardo Elizondo Chapa, President of CEMEX Europe, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

7.	Presentation that includes information of CEMEX’s business and operations in South, Central America and the Caribbean discussed by Jaime Muguiro Domínguez, President of CEMEX South, Central America and the Caribbean, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

8.	Presentation that includes information of CEMEX’s business and operations in the United States of America discussed by Ignacio Madridejos Fernández, President of CEMEX USA, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 15, 2018	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Presentation that includes information of Cemex, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A. González Olivieri, CEMEX’s Chief Executive Officer, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

2.	Presentation that includes information of CEMEX’s business strategy and outlook discussed by Juan Pablo San Agustín, CEMEX’s Executive Vice President of Strategic Planning and New Business Development, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

3.	Presentation that includes information of CEMEX’s financial strategy discussed by José Antonio González Flores, CEMEX’s Executive Vice President of Finance and Chief Financial Officer, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

4.	Presentation that includes information of CEMEX’s business and operations in Mexico discussed by Juan Romero Torres, President of CEMEX Mexico, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

5.	Presentation that includes information of CEMEX’s business and operations in Asia, the Middle East and Africa discussed by Joaquín Miguel Estrada Suarez, President of CEMEX Asia, Middle East and Africa, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

6.	Presentation that includes information of CEMEX’s business and operations in Europe discussed by Jaime Gerardo Elizondo Chapa, President of CEMEX Europe, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

7.	Presentation that includes information of CEMEX’s business and operations in South, Central America and the Caribbean discussed by Jaime Muguiro Domínguez, President of CEMEX South, Central America and the Caribbean, on March 15, 2018, during CEMEX’s annual event, CEMEX Day.

8.	Presentation that includes information of CEMEX’s business and operations in the United States of America discussed by Ignacio Madridejos Fernández, President of CEMEX USA, on March 15, 2018, during CEMEX’s annual event, CEMEX Day

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